October 26, 2012

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cambium Learning Group, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed March 15, 2012
File No. 001-34575

Dear Ms. Cvrkel:

Cambium Learning Group, Inc. (the “Company” or “we”) is providing the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated October 18, 2012 (the “Comment Letter”) relating to the above referenced Form 10-K for the year ended December 31, 2011 filed on March 15, 2012 (the “2011 Form 10-K”). For your convenience, the Staff’s comments have been retyped in italics below and are followed by the Company’s responses.

Annual Report on Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Liquidity and Capital Resources, page 33

Long-term debt, page 33

1.	Please tell us whether the 9.75% senior secured notes contain any material financial covenants. If so, please describe and disclose whether you were in compliance with such covenants as of December 31, 2011.

Response 1: The senior secured notes do not contain any material financial covenants. For further reference, the material covenants pertaining to the senior secured notes are described under the heading “DESCRIPTION OF EXCHANGE NOTES—Certain Covenants” in the Company’s Prospectus (File No. 333-174004) dated August 10, 2011, filed pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended.

Non-GAAP Measures, page 35

2.	Reference is made to the non-GAAP measures Adjusted Net Revenues and Adjusted Deferred Revenues. Please revise to include the disclosures required by Item 10(e)(1)(i)(c) and (d) of Regulation S-K.

Response 2: We believe the requirements of Item 10(e)(1)(i)(c) and (d) of Regulation S-K are addressed in the second paragraph under the Non-GAAP Measures subheading on page 35, which we have copied below with the relevant sentences underlined for your convenience.

EBITDA and Adjusted EBITDA are not prepared in accordance with GAAP and may be different from similarly named, non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. We believe that Adjusted EBITDA provides useful information to investors because it reflects the underlying performance of the ongoing operations of the company and provides investors with a view of the company’s operations from management’s perspective. Adjusted EBITDA removes significant one-time or certain non-cash items from earnings. We use Adjusted EBITDA to monitor and evaluate the operating performance of the company and as the basis to set and measure progress towards performance targets, which directly affect compensation for employees and executives. We generally use these non-GAAP measures as measures of operating performance and not as measures of liquidity. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by unusual or nonrecurring items.

Reconciliation Between Net Revenues to Adjusted Net Revenues and Between Net Loss and Adjusted EBITDA for the Years Ended December 31, 2011 and 2010, page 36

3.	We note from your reconciliation on page 36 that “other income” is included in the reconciling items of Net Loss to EBITDA. Please note that by definition, EBITDA represents earnings before interest, taxes, depreciation, and amortization. Measures that are calculated differently than as described should not be characterized as “EBITDA.” Please revise your presentation accordingly.

Response 3: In future filings, we will move the “other income” reconciling item from the reconciliation of Net Loss to EBITDA to the reconciliation of EBITDA to Adjusted EBITDA. We believe the transactions included in “other income” are non-operating and appropriately excluded from Adjusted EBITDA as we have defined it and for the purposes we have outlined for its use.

4.	We note that you further adjust EBITDA for non-recurring and non-operational items and define the non-GAAP financial measure as Adjusted EBITDA. It appears from the reconciliation that many of the items have recurred within two years. Please note that it is not appropriate to identify such items as non-recurring, infrequent, or unusual when the nature of the charge is such that it is reasonably likely to recur within two years or similar charge was recognized within the prior two years. In this regard, please revise your descriptions of the non-GAAP measure accordingly. Refer to Question 102.03 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures on the SEC website.

Response 4: In future filings, we will remove the word “non-recurring” from the description and the reconciliation where the nature of the charge is such that it is reasonably likely to recur within two years or a similar charge was recognized within the prior two years. In order to avoid any potential confusion, we will change such descriptor in the reconciliation and disclosures to “Non-operational or non-cash costs included in EBITDA but excluded from Adjusted EBITDA.”

Capital Expenditures and Outlook, page 38

5.	Please revise to disclose an estimate of your expected capital expenditures for the upcoming fiscal year.

Response 5: In our next Form 10-K we will disclose expected capital expenditures as requested.

Commitments and Contractual Obligations, page 39

6.	Please reconcile the total amounts provided in the contractual obligations table for the senior secured notes and capital leases to the amounts presented on the face of the balance sheet and disclosed within the notes to the financial statements, as we were unable to do so. If the amounts in the contractual obligations table include payments for both principal and interest, please provide a footnote stating so.

Response 6: The Company’s contractual obligations table was intended to present expected future cash payments attributable to its contractual obligations and, as such, differs from the presentation of obligations on the balance sheet. As of December 31, 2011, there are three reconciling items between the table and the balance sheet:

•	Interest of $93.8 million related to the senior secured notes and $3.0 million related to the Company’s capital lease obligations were included in the contractual obligations table.

•	The unamortized discount on the senior secured notes was $0.8 million.

•

$9.8 million of the build-to-suit liability does not represent a future contractual cash obligation. As disclosed in Note 12 to the Company’s financial statements, this amount represents the residual value of the related assets after the original lease term.

For greater clarity, see the table below for a reconciliation of the differences between the contractual obligations table and the balance sheet.

(in millions)	As of December 31, 2011
Total senior secured debt in contractual obligations table	$268.8
Interest included in obligations	(93.8)
Unamortized discount on secured secured debt liability	(0.8)

Long-term debt, per Balance Sheet	$174.2

Total Build-to-Suit in contractual obligations table	$5.4
Total Other Capital Leases in contractual obligations table	0.9
Interest included in obligations	(3.0)
Portion of Build-to-Suit liability not contractually obligated	9.8

Capital lease obligations, per Balance Sheet (includes both current and non-current captions)	$13.1

In future filings, we will provide a footnote to the contractual obligations table describing the treatment of interest and other items that cause the contractual obligations as presented in the table to differ from amounts in the balance sheet or those disclosed within the notes to the financial statements.

Financial Statements, page 45

Notes to the Consolidated Financial Statements, page 52

Note 13 – Fair Value Measurements, page 9

7.	Please revise the notes to the financial statements to include all disclosures required by ASC 820-10-50-5 for assets and liabilities remeasured to fair value on a nonrecurring basis, such as goodwill which was subject to impairment and remeasured to fair value during the year ended December 31, 2011. Your Form 10-Q for the six months ended June 30, 2012 should be similarly revised for the fair value of goodwill and long-lived assets which were also subject to impairment during the six months ended June 30, 2012.

Response 7: In future filings, we will expand our description of assets and liabilities remeasured to fair value on a nonrecurring basis to cover all disclosures required by ASC 820-10-50-5. See below for an example of this revised disclosure as it would have looked in the 2011 Form 10-K:

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

Assets and liabilities that are measured at fair value on a nonrecurring basis relate primarily to tangible fixed assets, goodwill and other intangible assets, which are remeasured when the derived fair value is below carrying value on the Consolidated Balance Sheets. For these assets, the Company does not periodically adjust carrying value to fair value except in the event of impairment. If it is determined that an impairment has occurred, the carrying value of the asset is reduced to fair value and the difference is recorded within Income (loss) before interest, other income (expense) and income taxes in the Consolidated Statements of Operations.

With the exception of the goodwill impairment associated with the Voyager and KI reporting units, there were no significant remeasurements of such assets or liabilities to fair value for fiscal years 2011 and 2010.

In accordance with the provisions in the accounting guidance for intangibles—goodwill and other, for the year ended December 31, 2009, goodwill with a carrying amount of $161.0 million was written down to $151.9 million, resulting in an impairment charge of $9.1 million, which was included in earnings for the period. In the year ended December 31, 2011, an additional impairment charge of $37.6 million was recorded in earnings to reduce goodwill to $114.3 million. These fair value remeasurements were based on significant unobservable inputs (Level 3). See Note 7 above for further information on the Company’s annual impairment analyses.

See below for an example of this disclosure as it would have looked in the second quarter 2012 Form 10-Q:

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

Assets and liabilities that are measured at fair value on a nonrecurring basis relate primarily to tangible fixed assets, goodwill and other intangible assets, which are remeasured when the derived fair value is below carrying value on the Condensed Consolidated Balance Sheets. For these assets, the Company does not periodically adjust carrying value to fair value except in the event of impairment. When it is determined that impairment has occurred, the carrying value of the asset is reduced to fair value and the difference is recorded within Income (loss) before interest, other income (expense) and income taxes in the Condensed Consolidated Statements of Operations.

With the exception of the goodwill impairment associated with the KI reporting unit and the impairment of long-lived assets associated with the restructuring plan, there were no significant remeasurements of such assets or liabilities to fair value for the three and six months ended June 30, 2012. Both of these fair value remeasurements were based on significant unobservable inputs (Level 3).

Goodwill Impairment

In accordance with applicable accounting guidance, goodwill and other indefinite-lived intangible assets are not amortized but are instead reviewed for impairment at least annually and if a triggering event is determined to have occurred in an interim period. The Company’s annual impairment testing is performed as of December 1 of each year. During the quarter ended June 30, 2012, significant sustained sales declines in the Company’s Kurzweil and IntelliTools product lines within the CLT segment (“KI”) caused the Company to re-evaluate the forecasts for this reporting unit. The Company determined that future sales for KI are not expected to achieve previous forecasts. This adverse change in expected future cash flows triggered the need for an interim goodwill impairment analysis for this reporting unit.

The applicable accounting guidance requires that a two-step impairment test be performed on goodwill. In the first step, the fair value of the reporting unit is compared to its carrying value. If the fair value of the reporting unit exceeds the carrying value of that unit, goodwill is not impaired and no further testing is required. If the carrying value of the reporting unit exceeds the fair value of that unit, then a second step must be performed to determine the implied fair value of the reporting entity’s goodwill. If the carrying value of the reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded.

Determining the fair value of a reporting unit is judgmental in nature, and involves the use of significant estimates and assumptions. These estimates and assumptions may include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. In addition, the Company makes certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values of its reporting units.

In the first step of the impairment test performed on the KI reporting unit as of June 30, 2012, the fair market value of the reporting unit was determined using a weighted income and market approach. The income approach was dependent on multiple assumptions and estimates, including future cash flow projections with a terminal value multiple and the discount rate used to determine the expected present value of the estimated future cash flows. Future cash flow projections were based on management’s best estimates of economic and market conditions over the projected period, including industry fundamentals such as the state of educational funding, revenue growth rates, future costs and operating margins, working capital needs, capital and other expenditures, and tax rates. The discount rate applied to the future cash flows was a weighted-average cost of capital and took into consideration market and industry conditions, returns for comparable companies, the rate of return an outside investor would expect to earn, and other relevant factors. The fair value of the reporting unit also took into consideration a market approach, based on historical and projected multiples of certain guideline companies. The first step of impairment testing as of June 30, 2012 showed that the carrying value of the KI reporting unit exceeded its respective fair value and that the second step of testing was required.

The second step requires the allocation of the fair value of the reporting unit to all of the assets and liabilities of that reporting unit as if the reporting unit had been acquired in a business combination. As a result of the second step of our interim impairment test, the goodwill balance for the KI reporting unit was determined to be partially impaired, and an impairment charge of $14.7 million was recorded as of June 30, 2012. The goodwill impairment charge was primarily the result of lowered forecasts of future sales.

Although management has included its best estimates of the impact of these and other factors in our cash flow projections, the projection of future cash flows is inherently uncertain and requires a significant amount of judgment. Actual results that are significantly different than these cash flow projections or a change in the discount rate could significantly affect the fair value estimates used to value the reporting unit in step one of the goodwill analysis or the fair values of our other asset and liability balances used in step two of the goodwill analysis, and could result in future goodwill impairments.

Impairment of Long-Lived Assets

In the six months ended June 30, 2012, an impairment of long-lived assets charge of $3.1 million was recorded related to the restructuring and reengineering plans discussed in Note 11. As described in Note 11 the calculation of the impairment includes several assumptions based on management’s best estimates about future events, including costs to be incurred and the timing and amount of sublease rentals.

Note 19 – Contingent Liabilities, page 92

8.	Please explain why you believe it is appropriate to reflect a tax receivable in your financial statements of $10.4 and $11 million at December 31, 2010 and 2011, respectively, when it appears this amount is subject to a dispute with the state of Michigan. As part of your response, please explain why you believe this amount does not represent a gain contingency pursuant to ASC 450-30-25-1 which should not be recognized in your financial statements until realized. Please explain in detail why you believe the collection of this claim is probable. Also, explain how the amount recognized for this claim was classified in your statement of operations. We may have further comment upon receipt of your response.

Response 8: The receivable is related to Michigan state income taxes assessed against a former subsidiary for Michigan single business tax (SBT) classification of fees received under electronic product license agreements. The matter was originally an assessment by the state for taxes due issued in April 2005, which the Company disputed and did not pay. The Company obtained an analysis of the pertinent law from its counsel and determined that it was more-likely-than-not that our tax position would prevail. After it is determined that a position meets the more-likely-than-not recognition threshold, ASC 740-10-30-7 describes how the amount of the benefit should be measured:

A tax position that meets the more-likely-than-not recognition threshold shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Measurement of a tax position that meets the more-likely-than-not recognition threshold shall consider the amounts and probabilities of the outcomes that could be realized upon settlement using the facts, circumstances, and information available at the reporting date.

Based on this guidance, no liability has been recorded and no additional expense has been recorded in the statement of operations in any period.

On September 7, 2010, the Company elected to pay the total assessment, interest and penalties of $10.4 million and to pursue a refund of the amounts through the civil courts. We determined that making this payment was prudent in order to pursue an expedited resolution through the courts and to stop interest and penalties from accruing. If we had elected to continue our dispute without payment, the case would have been handled in the Michigan tax tribunal. The Company believed that bringing the matter before the civil courts would better ensure the matter would be judged by someone experienced with handling non-property tax cases, and that Michigan court rules, such as a set timeline and procedure to prevent indefinite delays, would apply.

Upon payment of the $10.4 million assessment, the Company considered the available guidance and concluded that it was appropriate to continue to use the guidance under ASC 740 to evaluate and measure the tax position. In making this determination, the Company considered that ASC 740 does not differentiate between assets or liabilities when evaluating tax positions. Rather, ASC 740-10-25-6 describes a “positive assertion that an entity believes it is entitled to the economic benefits associated with a tax position.” This economic benefit can arise from (a) not paying taxes where you would be evaluating whether a liability is needed to reserve for the tax position, or (b) collecting a refund, or for claiming a refund not yet collected, where you would be evaluating an asset. Therefore, the Company believes that the fact that we are now claiming a refund rather than withholding payment does not change the underlying tax position or the guidance by which that position is measured.

The Company periodically reevaluates the facts and circumstances of the tax position under the guidance of ASC 740, and has continued to conclude that the economic benefit is still more-likely-than-not to be sustained by the courts. The Company believes that events to this date support the Company’s initial evaluation of the tax position, including:

•

An informal conference was held in December 2008, at which a Referee that works for the Michigan Department of Treasury (the “Department”) heard the dispute and issued his Recommendation in January 2010. The Referee agreed with our treatment and rejected the Department’s argument.

•

As disclosed in the Company’s filings with the Commission, in August 2010, the Hearings Division Administrator of the Department issued a Decision and Order of Determination, rejecting the Referee’s prior recommendation. Our counsel indicated that it is not uncommon for the administrator to overrule the Referee when the Referee decides against the Department, regardless of the prospects for the state.

•

As disclosed in the Company’s filings with the Commission, in November 2011, the Court of Claims in Michigan ruled in favor of our motion for summary judgment. The Department has since appealed the decision of the Court of Claims to the Michigan Court of Appeals.

The Company believes the most likely scenario at this time is that the Michigan Court of Appeals will agree with the Referee and the Court of Claims. Further, neither the Company nor the taxing authority have made any significant settlement overtures, no reasonably possible settlement amounts have been discussed with the taxing authority to date, and there have been no indications that some amount or range of amounts might be acceptable to both parties. We evaluated the range of probabilities and amounts of potential outcomes as prescribed by ASC 740, and concluded that the largest benefit that is greater than 50% likely of being realized remains the full amount claimed.

Note 24 – Subsequent Events, page 100

9.	We note that during the fourth quarter of fiscal 2011, you launched a reengineering and restructuring initiative to align your organizational and cost structure to your strategic goals which included, among other items, the outsourcing of warehouse operations to a third party logistics provider. In this regard, please tell us what, if any, consideration was given to the restructuring initiative in assessing the recoverability of the warehousing facility and related assets located in Frederick, Colorado as of December 31, 2011 pursuant to ASC Topic 360-10-35-21(f). If no consideration was given, please explain why. As part of your response, please provide us with the relevant technical accounting guidance used in determining your accounting treatment.

Response 9: In Q4 2011, the Company launched a restructuring and reengineering initiative and certain management and personnel changes were enacted at that time. The Company continued to review and analyze other components of the restructuring and reengineering plan into 2012.

Regarding the outsourcing of the Company’s warehouse operations to a third party logistics provider, the concept was discussed in 2011, but management consensus, final financial analytics, and approval from the Company’s Board of Directors were not obtained until the first quarter of 2012. The Company considered the guidance in ASC Topic 360-10-35-21 in assessing the recoverability of the warehousing facility and related assets as of December 31, 2011. Based on the status of the management evaluation process at that time, we did not deem it more likely than not that a warehouse outsourcing strategy would be pursued. As a result of the completion of the evaluation process and ultimate decision in the first quarter of 2012 to outsource the warehousing and distribution and cease use of the Colorado warehouses, the land, leasehold improvements, building and related warehouse assets were reviewed for impairment as prescribed by ASC Topic 360, Property, Plant, and Equipment (ASC 360) subtopic 10 section 35. A long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable, including a significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition. As the decision to change the manner in which the assets are used was made in Q1 2012, the impairment was deemed to occur at that time, though we continued to use the facility until Q2 2012.

10.	Notwithstanding the above, please tell us how the useful lives assigned to the warehouse and related assets located in Frederick, Colorado were re-evaluated for appropriateness at the time management was considering the restructuring initiative and at the time it was announced. Refer to ASC Topic 360-10-35-22. If you believe that no re-evaluation of the useful lives was required, please explain in detail as to why. As part of your response, please provide the relevant technical guidance used to support the basis for your conclusions. We may have further comment upon receipt of your response.

Response 10: In Q1 2012, we determined it was more likely than not that the pattern of usage for the warehouse and related assets would change under the restructuring plan; therefore we evaluated the change in accordance with ASC Topic 360-10-35-22. This evaluation resulted in an impairment to the value of the land, leasehold improvements, and building associated with our Frederick, Colorado facility and the estimated useful lives of the remaining assets were reduced to match the remaining term of the lease. The remaining asset primarily represents the discounted cash flows expected from estimated sublease receipts.

Cambium Learning Group, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact the undersigned at 214-932-3208.

Very truly yours,

/s/ Bradley C. Almond
Bradley C. Almond,
Senior Vice President and
Chief Financial Officer

cc:	Whitley Penn LLP

Lowenstein Sandler PC